UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Daimler AG
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

D1668R123
(CUSIP Number)

March 22, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D1668R123	13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS International Petroleum Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,408,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,408,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,408,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (1)
12		TYPE OF REPORTING PERSON* (see instructions) CO

CUSIP No. D1668R123	13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Aabar Investments PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,408,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,408,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,408,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (1)
12		TYPE OF REPORTING PERSON* (see instructions) CO

CUSIP No. D1668R123	13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Gutiba Beteiligungsverwaltungs GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,408,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,408,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,408,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (1)
12		TYPE OF REPORTING PERSON* (see instructions) CO

CUSIP No. D1668R123	13G	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Semare Beteiligungsverwaltungs GmbH(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 96,408,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 96,408,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,408,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (1)
12		TYPE OF REPORTING PERSON* (see instructions) CO

(1)           Based on 927,440,601 Ordinary Shares as reported in Daimler AG’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2009, and an additional 96,408,000 Ordinary Shares newly issued to Semare Beteiligungsverwaltungs GmbH (“Semare”) as disclosed in the Form 6-K furnished by Daimler AG to the Securities and Exchange Commission on March 23, 2009, for an aggregate of 1,023,848,601 Ordinary Shares currently issued and outstanding.

(2)           Semare is the direct beneficial owner of the Ordinary Shares reported herein. Semare is a wholly owned subsidiary of Gutiba Beteiligungsverwaltungs GmbH (“Gutiba”), which in turn is a wholly owned subsidiary of Aabar Investments PJSC (“Aabar”).  Representatives of International Petroleum Investment Company (“IPIC”) constitute a majority of the board of directors of Aabar. Pursuant to the rules and regulations of the Securities and Exchange Commission, IPIC, Aabar and Gutiba may be deemed to be beneficial owners of the Ordinary Shares of which Semare has direct beneficial ownership.

CUSIP No. D1668R123	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:
Daimler AG
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Mercedesstrasse 137, 70327 Stuttgart, Germany
Item 2(a).	Name of Person Filing:
	(1)	International Petroleum Investment Company
	(2)	Aabar Investments PJSC
	(3)	Gutiba Beteiligungsverwaltungs GmbH
	(4)	Semare Beteiligungsverwaltungs GmbH
Item 2(b).	Address of Principal Business Office, or if None, Residence:
	(1)	Al Muhairy Center Office Tower Sheikh Zayed the 1st Street P.O. Box 7528 Abu Dhabi United Arab Emirates
	(2)	Ministry of Energy Bldg. Corniche Road P.O. Box 107888 Abu Dhabi United Arab Emirates
	(3)	Sterngasse 13 A-1010 Vienna Austria
	(4)	Sterngasse 13 A-1010 Vienna Austria
Item 2(c).	Citizenship:
	(1)	The Emirate of Abu Dhabi, United Arab Emirates; International Petroleum Investment Company’s sole shareholder is the Government of the Emirate of Abu Dhabi
	(2)	The Emirate of Abu Dhabi, United Arab Emirates
	(3)	Republic of Austria
	(4)	Republic of Austria

CUSIP No. D1668R123	13G	Page 7 of 9 Pages

Item 2(d).	Title of Class of Securities:
Ordinary Shares, no par value
Item 2(e).	CUSIP Number:
D1668R123
Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 96,408,000

(b)	Percent of class: 9.4%; see item 9 of cover pages.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 96,408,000

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 96,408,000

CUSIP No. D1668R123	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
As lender under a financing arrangement, Goldman Sachs Credit Partners L.P. has the right to receive the proceeds from any disposal of Ordinary Shares reported hereon in prepayment of the financing.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2009

INTERNATIONAL PETROLEUM INVESTMENT COMPANY		AABAR INVESTMENTS PJSC
/s/ Khadem Al Qubaisi		/s/ Khadem Al Qubaisi
Name:	Khadem Al Qubaisi	Name:	Khadem Al Qubaisi
Title:	Managing Director	Title:	Chairman of the Board of Directors

GUTIBA BETEILIGUNGSVERWALTUNGS GMBH /s/ Khadem Al Qubaisi		SEMARE BETEILIGUNGSVERWALTUNGS GMBH /s/ Khadem Al Qubaisi
Name:	Khadem Al Qubaisi	Name:	Khadem Al Qubaisi
Title:	Managing Director	Title:	Managing Director

/s/ Alyazia Al Kuwaiti		/s/ Alyazia Al Kuwaiti
Name:	Alyazia Al Kuwaiti	Name:	Alyazia Al Kuwaiti
Title:	Managing Director	Title:	Managing Director

EXHIBIT INDEX

Exhibit 99.1	--	Joint Filing Agreement